Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 11 DATED OCTBER 6, 2014
TO THE PROSPECTUS DATED APRIL 29, 2014

This Supplement No. 11 supplements, and should be read in conjunction with, our prospectus dated April 29, 2014, as supplemented by Supplement No. 7 dated July 25, 2014, Supplement No. 8 dated August 13, 2014, Supplement No. 9 dated August 15, 2014 and Supplement No. 10 dated September 12, 2014. The purpose of this Supplement No. 11 is to disclose:

•	the status of our initial public offering; and

•	the completion of a mezzanine loan investment.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of October 3, 2014, we received and accepted subscriptions in our offering for 56.3 million shares, or $561.4 million, including 0.3 million shares, or $2.7 million, sold to NorthStar Realty Finance Corp. As of October 3, 2014, 54.2 million shares remain available for sale pursuant to our offering. Our primary offering is expected to terminate on the earlier of August 7, 2015 or the date on which the maximum offering has been sold.
On October 2, 2014, we filed a registration statement on Form S-11 (File No. 333-199125) with the SEC to register a follow-on public offering of up to $700,000,000 in shares of our common stock, consisting of up to $500,000,000 in shares in a primary offering and up to $200,000,000 in shares pursuant to our DRP.  The registration statement for the follow-on offering has not been declared effective by the SEC.
Completion of a Mezzanine Loan Investment
On September 30, 2014, we, through a subsidiary of our operating partnership, invested in a $45.0 million mezzanine loan, or the loan, secured by a pledge of an ownership interest in a healthcare real estate portfolio comprised of 14 skilled nursing facilities and two assisted living facilities, or the portfolio. We funded the loan with proceeds from our offering.
The portfolio consists of more than 1,900 licensed beds located in nine states, with the greatest concentrations in Texas (28%), Pennsylvania (16%), Nevada (13%) and New Mexico (10%). The portfolio is managed by affiliates of Sava Senior Care, the sixth largest operator of skilled nursing facilities in the United States. Including the loan, we have completed two loan transactions with a combined principal amount of $120.0 million with affiliates of the borrower.
The loan bears interest at a floating rate of 10.0% over the one-month London Interbank Offered Rate. The initial term of the loan is 24 months, with three one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of a fee equal to 0.125% of the amount being extended for the second and third extension options. The loan may be prepaid at any time, provided the borrower pays an amount equal to the remaining interest due on the amount prepaid through the initial term. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The loan-to-value ratio, or LTV ratio, of the loan is approximately 74%. The LTV ratio is the aggregate amount loaned to the borrower, net of reserves funded and controlled by the lenders, if any, over the appraised value of the portfolio at the time of origination. In addition to the loan, the portfolio is subject to a $60.0 million senior loan that ranks senior in priority to the loan.

As of October 6, 2014, our portfolio consists of 19 investments with an aggregate total cost of $491.2 million, including 15 equity investments with an aggregate cost of $345.3 million and four debt investments with a combined principal amount of $145.9 million.